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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                      SEC File Number: 000-12742
                                                         CUSIP Number: 848565107

                           NOTIFICATION OF LATE FILING

(Check one) [_] Form 10-K      [_] Form 20-F      [_] Form 11-K     [_] Form 10D
            [_] Form N-SAR     [_] Form N-CSR     [X] Form 10-Q


For period ended   SEPTEMBER 30, 2008
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[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR

For the transition period ended
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant:    SPIRE CORPORATION
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Former Name if Applicable:  N/A
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Address of Principal Executive Office (STREET AND NUMBER):    ONE PATRIOTS PARK
                                                          ----------------------
City, State and Zip Code:  BEDFORD, MA  01730-2396
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PART II -- RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
   [X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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
PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report of portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable to complete the preparation of its financial statements for its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 within the prescribed time period because it is evaluating the timing of revenue recognition with respect to a single multi-element contract with one customer and analyzing its impact, if any, on prior periods. Accordingly, the Company cannot complete its overall review without unreasonable effort or expense.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


    CHRISTIAN DUFRESNE              (781)       275-6000
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        (Name)                   (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                             [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Registrant has not yet completed its financial statements for the quarter ended September 30, 2008, the Registrant anticipates significant changes in results of operations from the corresponding period of 2007 will be reflected by the earnings statements to be included in its Form 10-Q for the quarter ended September 30, 2008. However, as a result of the issues discussed above under
Part III, a reasonable estimate of the results cannot be made at this time.




                                SPIRE CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    NOVEMBER 14, 2008         By: /s/ CHRISTIAN DUFRESNE
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                                  Name:   CHRISTIAN DUFRESNE
                                  Title:  CHIEF FINANCIAL OFFICER


                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).